File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 2, 2006

Press Release
For Immediate Release

Vitro Completes Sale of Interest in Quimica M

Garza Garcia, Nuevo Leon, Mexico, March 2, 2006.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that its subsidiary Vitro Plan, S.A. de C.V. has completed the sale of its 51 percent interest in Quimica M, S.A. de C.V. to Solutia Inc. for US$20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995.

Quimica M was a joint venture between these two companies located in the vicinity of the city of Puebla in Mexico, with Solutia previously currently owning 49 percent of the shares.

With annual sales in 2005 of US$54 million, Quimica M is dedicated to producing PVB interlayer which is used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings.

“We are very pleased to complete this transaction with Solutia our long standing partner since 1995.This sale meets two important corporate goals: first, it allows us to devote the Company’s resources and energy to maintain and develop our Flat Glass and Containers businesses throughout the world, and secondly, it provides us with the capital to strengthen our financial position”, said Federico Sada, Vitro’s CEO.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Investors Relations: Adrián Meouch / Leticia Vargas Vitro, S. A. de C.V. +52 (81) 8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. Agency: Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 2, 2006